J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
April 1, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sergio Chinos
Kate McHale
Kevin Kuhar
Gary Newberry
Re: Silk Road Medical, Inc.
Registration Statement on Form S-1
File No. 333-230045
Acceleration Request
Requested Date: April 3, 2019
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Silk Road Medical, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on April 3, 2019, or at such later time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between March 25, 2019 through the date hereof we have distributed approximately 1,755 copies of the Company’s preliminary prospectus dated March 25, 2019 to prospectus underwriters, dealers, institutional investors and others.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H Burdett
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]